LINDBLAD EXPEDITIONS HOLDINGS, INC.

96 Morton Street, 9th Floor

New York, NY 10014

October 2, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention:

Ms. Kim

Mr. Rodriguez

Dear Ms. Dang and Mr. Hiller,

Please find below the responses of Lindblad Expeditions Holdings, Inc. (the “Company”, “Lindblad” or “we”) to the response of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in your letter of September 26, 2024 (the “Comment Letter”) on the Company’s Form 10-K for the Fiscal Year Ended December 31, 2023 (the “Form 10-K”). The response below corresponds to the italicized comment that immediately precedes it, having been reproduced from your letter.

Form 10-K for the Fiscal Year Ended December 31, 2023

Management's Discussion and Analysis

Results of Operations, page 44

1.

Please expand your discussion and analysis of consolidated and segment revenues to clarify the extent to which changes in revenues are attributable to changes in volumes and separately to changes in prices to comply with Item 303(b)(2)(iii) of Regulation S-K.

Given that your Land Experiences segment generated 30% of total revenues and 182% of total operating income for 2023, please also expand your discussion and analysis to include material non-financial metrics for this segment, such as the number of expeditions and trips for each period, and to address the relative significance of the four land-based brands, i.e. Natural Habitat, DuVine, Off the Beaten Path and Classic Journeys, to the segment results to comply with Item 303(a) and (b)(2)(i) of Regulation S-K.

Please submit the revisions that you propose to address these concerns. However, if you do not believe this information would be relevant to an assessment or material to an understanding of your results of operations, tell us how you formulated your view and provide us with details about the revenues and earnings of the components.

Response

We acknowledge the Staff’s comment and respectfully advise the Staff that the Company will further expand its descriptions and explanations, within its consolidated and segment discussions, for changes to revenue attributable separately to volumes and to changes in prices as per Item 303(b)(2)(iii) of Regulation S-K in its future filings. See proposed revisions to address the Staff’s concerns as follows, which will be included in future filings:

Comparison of Years Ended December 31, 2023 and 2022 - Consolidated

Tour Revenues

Tour revenues for the year ended December 31, 2023 increased $148.0 million, or 35%, to $569.5 million, compared to $421.5 million for the year ended December 31, 2022. The increase was due to a two-percentage point increase in Lindblad segment occupancy, an 8% increase in the number of trips operated by the Land Experiences segment, and an overall 8% increase in revenue per guest across both segments. Lindblad segment tour revenues increased by $118.9 million, or 43%, and Land Experiences segment tour revenues increased $29.1 million, or 20%.

Results of Operations – Lindblad Segment

Comparison of Years Ended December 31, 2023 and 2022

Tour Revenues

Tour revenues for the year ended December 31, 2023 increased $118.9 million, to $397.4 million compared to $278.4 million for the year ended December 31, 2022. The 43% increase in 2023 was primarily driven by higher guest ticket revenues from a 33% increase in available guest nights due to greater fleet utilization and a 12% increase in net yield per available guest night to $1,097 reflecting higher pricing and a two-percentage point increase in occupancy compared with 2022.

Results of Operations – Land Experiences Segment

Comparison of Years Ended December 31, 2023 to December 31, 2022

Tour Revenues

Tour revenues for the year ended December 31, 2023 increased $29.1 million, or 20%, to $172.1 million compared to $143.1 million in 2022, primarily as a result of an 8% increase in the number of trips, and a 6% increase in average revenue per guest.

We also acknowledge the Staff’s comment regarding the Land Experiences and respectfully advise the Staff that the Company has been in the process of determining the segment metrics to be included in its future Form 10-Ks. See proposed revisions to address the Staff’s concerns as follows, which may change as with recent acquisitions we are re-evaluating how management views the business. Land segment non-financial metrics will be included in future filings beginning with the Company’s 2024 Form 10-K:

The following metrics apply to our Land Experiences segment:

Number of Guests represents the number of guests that travel with us in a period.

Departures represent the number of trips and tours completed during the period.

Guest Metrics — Land Experiences Segment

The following table sets forth our Number of Guests and Departures:

	For the Year-ended December 31,
	2024	2023	2022
Number of Guests	-	18,704	16,536
Departures	-	2,274	2,116

We also acknowledge the Staff’s comment regarding the Land Experiences segment generating 182% of total Company operating income for fiscal year 2023. We respectfully advise the Staff that this ratio result of total operating income is not due to any events or transactions of the Land Experiences segment, particularly within Item 303(a) and (b)(2)(i) of Regulation S-K, but due to the relatively large, fixed costs of the Lindblad segment’s owned and operated expedition ships.

Financial Statements

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition, page F-11

2.

We note that you provide some information about disaggregated revenues along with your accounting policy note, including various percentages of total revenues for the four categories that comprise guest ticket revenues, and one category for other tour revenue.

Please expand your disclosure to explain how this information correlates with revenues reported for each segment on page F-31, and to include the dollar values associated with each category to comply with FASB ASC 606-10-50-5 and 6.

Response

We acknowledge the Staff’s comment and respectfully advise the Staff that the Company will include dollar values instead of percentages of total revenue associated with its disaggregated revenue categories, and present the disaggregated revenue information by segment in order to correlate it to the segment revenue disclosures under FASB ASC 280 on page F-31 in its Form 10-K to comply with FASB ASC 606-10-50-5 and 6, which may change as with recent acquisitions we are re-evaluating how management views the business. The Company will include additional disclosures in its future filings.

Lindblad Segment	For the years ended
	December 31,
	2023	2022	2021
Guest ticket revenue:
Direct (a)	$226,151	$154,345	$50,942
Agencies	90,185	66,298	19,816
Affinity	29,535	19,949	5,400
Guest ticket revenue	345,871	240,592	76,158
Other tour revenue	51,539	37,857	6,684
Tour revenues	$397,410	$278,449	$82,842

________________

(a)

Under the brand license agreement between the Company and National Geographic, effective January 1, 2024, National Geographic no longer receives commissions on sales bookings through the former National Geographic sales channel as the co-selling arrangement operates as direct sales through the Company’s booking system. During the years ended December 31, 2023, 2022 and 2021, the National Geographic sales channel accounted for $68.7 million, $59.0 million and 20.9 million, respectively, of Lindblad segment’s guest ticket revenue. In the table above, guest ticket revenues derived through the former National Geographic sales channel have been classified as direct sales for comparison purposes.

Land Experiences Segment	For the years ended
	December 31,
	2023	2022	2021
Guest ticket revenue:
Direct	$143,837	$115,309	$52,361
Agencies	17,129	17,713	6,871
Affinity	3,135	3,100	2,072
Guest ticket revenue	164,101	136,122	61,304
Other tour revenue	8,032	6,929	2,961
Tour revenues	$172,133	$143,051	$64,265

*****

I hereby confirm on behalf of Lindblad Expeditions Holdings, Inc. that:

●	Lindblad Expeditions Holdings, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	Lindblad Expeditions Holdings, Inc. may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact either Tom Naiman of the Company at (212) 261-9050, or me at (212) 261-9015 if you have any questions or comments relating to the matters referenced above. Thank you for your attention to this matter.

Sincerely,

/s/ L. Dyson Dryden

L. Dyson Dryden
Interim Chief Financial Officer
Lindblad Expeditions Holdings, Inc.

cc: Tom Naiman, Director Technical Accounting